jjenkins@calfee.com 216.622.8507 Direct
March 26, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Mr. John Hartz Senior Assistant Chief Accountant
Re:	RPM International Inc. Form 10-K for the fiscal year ended May 31, 2008 Filed July 30, 2008 File No. 1-14187
Dear Mr. Hartz:
     On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated February 26, 2009. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.
Form 10-K for the fiscal year ended May 31, 2008
Item 1A. Risk Factors, page 8.
SEC Comment #1:
In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

Response:
     The Company will comply with this comment in future filings.
Legal Proceedings, page 14 and Note I to Consolidated Financial Statements, page 59
SEC Comment #2:
In future filings, please disclose the name of the court, the principal parties thereto and other information required under Item 103 of Regulation S-K for the DRYVIT litigation relating to one of your excess insurers and the insurance coverage litigation in Note I to Consolidated Financial Statements.
Response:
     The Company will comply with this comment in future filings.
Critical Accounting Policies and Estimates, page 22; Goodwill, page 22
SEC Comment #3:
We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:
•	The third party market valuations and the discounted future cash flow methods that you use. Provide sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses. Explain why you have switched methods for any reporting unit in the current year and why.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

Response:
     In response to this comment, the Company acknowledges that the balance in goodwill represents a significant percentage of its assets, and as such, the Company will revise future filings to expand its disclosures to provide readers with better insight into the Company’s judgment applied in accounting for goodwill.
     In testing goodwill for impairment, the Company’s estimates are based upon assumptions believed to be reasonable, but which are by nature uncertain and unpredictable. The Company believes that it incorporates ample sensitivity ranges into its analysis of goodwill impairment testing for each reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.
     Future filings will also include a disclosure of any significant changes in assumptions or methodologies used for the purpose of valuing goodwill from the prior period, including a disclosure highlighting the impact of any such changes, as applicable.
Consolidated Statements of Cash Flows, page 36
SEC Comment #4:
It is unclear to us why you have combined your cash and short-term investments balance here and on your consolidated balance sheets. Please revise future filings to separately present these balances or tell us how you believe your treatment complies with SFAS 95.
Response:
     In response to this comment, the Company respectfully submits that the presentation of cash and short-term investments on the Company’s consolidated statement of cash flows and the consolidated balance sheets are in compliance with Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.” As outlined in paragraphs 7 and 8 of SFAS 95, the statement of cash flows shall explain the change during the period in cash and cash equivalents, where cash equivalents represent short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of interest rates. The short-term investments included in the balance the Company has classified as “cash and short-term investments,” qualify as cash equivalents under this definition.
     In future filings, the Company’s description of cash and short-term investments will be revised by replacing the line description with “cash and cash equivalents” in order to more clearly describe the amounts included in this balance.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

Form 10-Q for the quarterly period ended November 30, 2008
Note G — Pension and Post Retirement Health Care Benefits, page 14
SEC Comment #5:
We note that a substantial amount of your pension plan assets are invested in equity securities. Given the significance of your pension assets as well as the impact of pension funding on your overall liquidity, please provide us, and include in future filings, a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in your determination of benefit obligations, costs and funding requirements. In this regard, please include a sensitivity analysis related to each of your significant assumptions based upon reasonably likely changes.
Response:
     In response to this comment, the Company will provide, in future filings, a more specific and comprehensive discussion of the current and expected future impact of the market conditions on each of the significant estimates and assumptions used in the Company’s determination of benefit obligations, costs and funding requirements.
     As such, the Company will include the following pension-related information in its critical accounting policies:
We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.
     Further, in response to the staff’s request for a sensitivity analysis related to the Company’s significant assumptions, the Company provides the following analysis, which reflects the impact of a 1% change in the key assumptions applied to the Company’s pension plans in the U.S. and internationally for the Company’s fiscal year ended May 31, 2008:

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

	U.S.				International
(In Millions)	1% Increase		1% Decrease		1% Increase		1% Decrease

Discount Rate
Increase (decrease) in expense in FY 2008		$(2.7)		$2.9		$(2.1)		$2.3
Increase (decrease) in obligation as of May 31, 2008		$(21.2)		$23.2		$(19.7)		$23.8

Expected Return on Plan Assets
Increase (decrease) in expense in FY 2008		$(1.5)		$1.5		$(1.0)		$1.0
Increase (decrease) in obligation as of May 31, 2008	$	N/A	$	N/A	$	N/A	$	N/A

Compensation Increase
Increase (decrease) in expense in FY 2008		$2.4		$(2.1)		$1.0		$(0.9)
Increase (decrease) in obligation as of May 31, 2008		$9.7		$(8.6)		$5.4		$(4.8)
     With regard to post-retirement plans, the Company’s disclosures currently include a 1% sensitivity analysis for the health care trend rate in accordance with SFAS No. 106. Neither an expected asset rate of return nor a compensation increase applies to these plans. The following table provides an analysis of the impact of a 1% change in the discount rate the Company applied to its postretirement plans in the U.S. and internationally for the Company’s fiscal year ended May 31, 2008:

	U.S.		International
(In Millions)	1% Increase	1% Decrease	1% Increase	1% Decrease

Increase (decrease) in expense in FY 2008	$—	$—	$(0.2)	$0.3
Increase (decrease) in obligation as of May 31, 2008	$(0.5)	$0.5	$(2.1)	$2.6
     Future filings will also include a more comprehensive discussion regarding the impact of current market conditions on the Company’s pension plans. In this regard, the Company notes that at February 28, 2009 the fair value of the assets held by the Company’s pension plans has declined since the Company’s measurement date of May 31, 2008, due primarily to the recent significant declines in the stock markets. Assuming that there will be no significant recovery in the stock markets and that the Company will not contribute significant funds to its plans prior to the end of the Company’s current fiscal year ending May 31, 2009, the Company may be required to increase its recorded liability for the net underfunded status of its pension plans, and the Company would expect pension expense in fiscal year 2010 to increase from fiscal year 2009. Further, a decline in the value of the Company’s pension assets could require accelerated and higher cash contributions to its pension plans. Such amounts are not currently quantifiable because the Company’s required valuation of the assets and obligations of its pension plans will not occur until May 31, 2009.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

Results of Operations, page 25
SEC Comment #6:
Please revise future filings to provide a more specific and comprehensive discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events might impact your sources of liquidity, if any.
Response:
     The Company will comply with this comment in future filings.
Liquidity and Capital Resources, page 30
SEC Comment #7:
Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.
     Response:
     The Company will comply with this comment in future filings.
Exhibits 31.1 and 31.2
SEC Comment #8:
We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.
Response:
     The Company will modify the text of the certifications in order to comply with this comment in future filings. In addition, the Company is supplementally providing with this correspondence a representation from its certifying officers that they are signing all of such certifications in their personal capacity (see Attachments 1 and 2).
Definitive Proxy Statement
Role of Executives in Determining Compensation, page 18
SEC Comment #9:
With a view toward future disclosure, please tell us what the review of compensation practices performed by the identified executive officers entails. In doing so, you may wish to address whether a particular percentile or range is being targeted when the review of the “defined comparative framework” is undertaken. Similarly, with respect to the setting of base salaries, please tell us how the listed items were analyzed.
     Response:
     The review of compensation practices performed by the identified executive officers primarily entails an assessment of the executive compensation practices of certain of the companies listed on page 17 of the Proxy Statement under the heading “Comparative Framework.” This assessment involves the gathering of compensation data, such as base salary, cash incentive and equity awards for similarly situated officers. With this information in hand, and as stated on page 17 under the heading “Overview,” the identified executive officers recommend to the Compensation Committee levels of compensation that are “at about the market median for a relevant group of similarly-sized companies and competitors within RPM’s industry . . . .” In addition, the Compensation Committee has periodically retained a professional compensation consulting firm to conduct a compensation benchmark study. The Compensation Committee is planning on retaining such a firm to assist it in evaluating executive compensation for fiscal 2010.
     With respect to the setting of base salaries, the items listed on page 19: (i) operating results; (ii) Five-Year Cumulative Total Returns now found in the Annual Report; and (iii) historical and proposed base salary and bonus information, are analyzed to arrive at a target percentage increase for base salaries. Operating results and Five-Year Cumulative Total Returns are important to gauge whether the Company is keeping pace with its peer group, and if not, whether an increase in base salary would be defensible given RPM’s relative performance versus

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

its peers. Finally, historical and proposed compensation information is important to the analysis to ensure that the individual officer’s compensation, given the individual officer’s experience, position and responsibilities, exhibits a logical progression supported by the Company’s operating results and the comparison of the Company’s performance to its peer group of companies.
Annual Cash Incentive Compensation, page 20
SEC Comment #10:
     With a view toward future disclosure, please provide us with the following information:
•	For each named executive officer, please describe and quantify the individual performance objectives that were targeted and achieved.

•	Please describe and quantify the corporate performance objectives that were targeted and achieved.

•	For each named executive officer, please explain in detail how you determined the amount of the award.

•	Please identify any exercise of the committee’s discretion to reduce the amount of an award.

•	Please identify all of the material factors that were considered in connection with the award determinations.
Response:
     (i) With respect to the named executive officers who received annual cash incentive compensation for fiscal 2008, Messrs. Sullivan and Rice had financially measured performance objectives that were the same as the corporate performance objectives described in item (ii) below. Mr. Hoogenboom, in addition to the corporate performance objectives described in item (ii) below, had financially measured performance objectives that required him to manage capital expenditures at or below the fiscal 2008 set budget of $76.3 million for capital expenditures. The corporate performance objectives were achieved for fiscal 2008, as set forth in item (ii) below. In addition, the capital expenditures performance objective was achieved for fiscal 2008, as capital expenditures for fiscal 2008 were $71.8 million. Messrs. Sullivan, Rice, Tompkins and Hoogenboom also had non-financially measured management objectives, which are not capable of objective measurement. The determination of whether the non-financially measured management objectives were achieved was within the discretion of the Compensation Committee.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

     (ii) The corporate performance objectives that were targeted and achieved are as follows:
•	Net sales target for fiscal 2008 was $3.592 billion versus actual net sales of $3.644 billion;

•	Net income target for fiscal 2008 was $214 million versus actual net income of $233 million; and

•	Earnings per share target for fiscal 2008 was $1.67 versus actual earnings per share of $1.81.
     As provided for in the Incentive Compensation Plan, these results excluded the impact of asbestos items.
     (iii) As disclosed in the proxy statement, the Incentive Compensation Plan in place for fiscal 2008 provided for an aggregate cash incentive compensation award pool of approximately $4.9 million. The maximum portion of the award pool that each named executive officer could be awarded was: Mr. Sullivan—40% or $1,960,000; and each of Messrs. Rice, Tompkins and Hoogenboom—20% or $980,000. However, the Compensation Committee had set a maximum award of 133% of the named executive officer’s base salary as a limit, with a target award of 100% of the named executive officer’s base salary. As a result, the approximate maximum award that could be earned by each named executive officer was: Mr. Sullivan—$1,100,000; Messrs. Rice and Tompkins—$600,000; and Mr. Hoogenboom—$445,000.
     The actual awards and how they were determined are as follows: (a) Mr. Sullivan was awarded $795,000, which amounted to 100% of his base salary as a result of the achievement of the corporate performance objectives (bonus of 66.6% of base salary), and the fact that the corporate performance was well in excess of the targets and the prior fiscal year (bonus of 33.3% of base salary); (b) Mr. Rice was awarded $600,000, which amounted to 133% of his base salary as a result of achieving the non-financially measured management objectives (bonus of 33.3% of base salary), achievement of the corporate performance objectives (bonus of 66.6% of base salary), and the fact that the corporate performance was well in excess of the targets and the prior fiscal year (bonus of 33.3% of base salary); (c) Mr. Tompkins was awarded $310,000, which amounted to approximately 69% of his base salary as a result of the achievement of the corporate performance objectives (bonus of 33.3% of base salary) and the fact that the corporate performance was well in excess of the targets and the prior fiscal year (bonus of 33.3% of base salary); and (d) Mr. Hoogenboom was awarded $445,000, which amounted to 133% of his base salary as a result of achieving the financially measured individual performance objectives (bonus of 33.3% of base salary), achieving the non-financially measured management objectives (bonus of 33.3% of base salary), achievement of the corporate performance objectives (bonus of 33.3% of base salary), and the fact that the corporate performance was well in excess of the targets and the prior fiscal year (bonus of 33.3% of base salary).

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

     (iv) As described in subparagraph (iii) above, the Committee exercised its negative discretion by limiting the maximum award that a named executive officer could earn to 133% of their base salary. In addition, the awards for Messrs. Sullivan and Tompkins were reduced further based on the Committee’s determination that their non-financially measured management objectives were not achieved in their entirety.
     (v) All material factors considered in connection with the award determinations are set forth in the responses contained in subparagraphs (i) through (iv) above.
Performance Earned Restricted Stock, page 20
SEC Comment #11:
We note that you have not disclosed the performance goals for the PERS awards. As this information appears to be material, the only basis for withholding this information is set forth in Instruction 4 to Item 402(b) of Regulation S-K. Please tell us why the disclosure of these goals would result in you suffering competitive harm. In this regard, we direct your attention to and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.
Response:
     As explained at page 20 of the Company’s Definitive Proxy Statement, the Company’s Compensation Committee awards Performance Earned Restricted Stock, or PERS, under the Company’s Omnibus Plan. The threshold and maximum number of, and performance goals for, PERS awards for a given fiscal year are set in July of that year. The determination of whether and to what extent the PERS have been achieved for a fiscal year is made at the October meeting of the Compensation Committee following the close of that fiscal year, and the actual amount of the awards is also determined at that time. For example, the maximum number of PERS awards and performance goals for fiscal 2008 were set in July 2007. The Compensation Committee determined whether and to what extent the PERS were achieved at its meeting in October 2008, and the award grants were made by the Compensation Committee at that October 2008 meeting.
     In response to the staff’s comment, the Company will provide in future proxy statements specific performance goals for the fiscal year most recently ended as they may relate to PERS awards. The Company does not plan to disclose information concerning performance goals established for the then-current fiscal year in its proxy materials. The Company respectfully submits that information concerning current fiscal year targets is not related to, nor relevant for, an understanding of the compensation disclosures for the last fiscal year. In accordance with

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

Instruction 2 to Item 402(b), the Company will disclose actions taken after the end of the last-completed fiscal year that could affect a fair understanding of the named executive officers’ compensation for the last fiscal year. However, in light of the timing of the compensation decisions with respect to the PERS awards described above and in the Definitive Proxy Statement, the Company submits that performance goals established for the then-current fiscal year do not affect a stockholder’s fair understanding of the named executive officers’ compensation for the last-completed fiscal year.
Performance Contingent Restricted Stock, page 22
SEC Comment #12:
We note that you have not disclosed the performance goals for the PCRS awards. As this information appears to be material, the only basis for withholding this information is set forth in Instruction 4 to Item 402(b) of Regulation S-K. Please tell us why the disclosure of these goals would result in you suffering competitive harm. In this regard, we direct your attention to and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.
     Response:
     As explained at page 22 of the Company’s Definitive Proxy Statement, the Company’s Compensation Committee approved contingent awards of Performance Contingent Restricted Stock, or PCRS, to the named executive officers in July 2007. The PCRS awards were made pursuant to the Company’s Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. The determination of whether and to what extent the PCRS awards are achieved will be made by the Compensation Committee following the close of fiscal 2010.
     In response to the staff’s comment, and consistent with the Company’s approach to disclosure concerning the PERS awards set forth in the Company’s response to Comment No. 11 above, the Company will disclose the performance goals relating to the PCRS awards in its proxy materials for 2011 (the year in which compensation decisions for the PCRS awards will be made). The Company respectfully submits that information concerning the performance goals for the three-year period from June 1, 2007 ending May 31, 2010 is not related to, nor relevant for, an understanding of the compensation disclosures for the last fiscal year. In accordance with Instruction 2 to Item 402(b), the Company will disclose actions taken after the end of the last-completed fiscal year that could affect a fair understanding of the named executive officers’ compensation for the last fiscal year. However, in light of the timing of the compensation decisions with respect to the PCRS awards described above and in the Definitive Proxy

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
March 26, 2009

Statement, the Company submits that performance goals established for the three-year period from June 1, 2007 ending May 31, 2010 do not affect a stockholder’s fair understanding of the named executive officers’ compensation for the last-completed fiscal year.
     In addition to responding to the foregoing comments, we have provided herewith as Attachment 3 a statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216)622-8253; gharvey@calfee.com).

Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	P. Kelly Tompkins Edward W. Moore Thomas F. McKee

Attachment 1
Supplemental Representation
     As requested in the February 26, 2009 letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), to RPM International Inc. (the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008, I hereby represent to the Commission that I sign the certifications required by Section 302 of the Sarbanes-Oxley Act and filed with the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, in my personal capacity.

/s/ Frank C. Sullivan
Frank C. Sullivan
Chairman and Chief Executive Officer RPM International Inc.

Dated March 26, 2009

Attachment 2
Supplemental Representation
     As requested in the February 26, 2009 letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), to RPM International Inc. (the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2008, I hereby represent to the Commission that I sign the certifications required by Section 302 of the Sarbanes-Oxley Act and filed with the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, in my personal capacity.

/s/ P. Kelly Tompkins
P. Kelly Tompkins
Executive Vice President — Administration and Chief Financial Officer RPM International Inc.

Dated March 26, 2009

Attachment 3
Acknowledgement
     In connection with the submission of its response to the comments issued in the U.S. Securities and Exchange Commission, Division of Corporation Finance’s letter of February 26, 2009, RPM International Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RPM International Inc.
/s/ Edward W. Moore
Edward W. Moore
Vice President, General Counsel and Secretary

Dated March 26, 2009